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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Winston Hotels, Inc.

Title of Class of Securities:  Common Stock, no par value

CUSIP Number:  97563A102

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

 Richard L. Chilton, Jr., c/o Chilton Investment Partners, L.P.
320 Park Avenue, 22nd Floor, New York, NY  10022; (212) 751-3596

     (Date of Event which Requires Filing of this Statement)

                        December 31, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement . (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  97563A102

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Richard L. Chilton, Jr.   ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         731,350

8.  Shared Voting Power:



9.  Sole Dispositive Power:

         731,350

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         731,350

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         4.6%

14. Type of Reporting Person

         IN














































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The purpose of this Amendment No. 1 to the previously filed
Schedule 13D is to report that the ownership of Richard L.
Chilton, Jr. (the "Reporting Person") in the Common Stock, no par value (the "Shares"), in Winston Hotels, Inc. (the "Issuer") has decreased from 5.5% to 4.6% of the Shares outstanding.

Item 1.  Security and Issuer
         ___________________

         No Change.

Item 2.  Identity and Background
         _______________________

         This statement is being filed on behalf of Richard
         L. Chilton, Jr. Mr. Chilton is the general partner of Chilton Investments, L.P., a Delaware limited partnership that serves as the general partner of Chilton Investment Partners, L.P., a Delaware limited partnership (the "Partnership"). He is also the general partner of Olympic Equity Partners, L.P., a Delaware limited partnership which acts as an investment adviser to Chilton International (BVI) Ltd., a British Virgin Islands corporation, and which advises several managed accounts (the corporation and accounts together, the "managed accounts").

         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Chilton is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
         _________________________________________________

         As of the date hereof, the Reporting Person is deemed to beneficially own 731,350 Shares. All 731,350 Shares are held by the Partnership or by managed accounts over which the Reporting Person has investment discretion. The funds for the purchase of the Shares held in the Partnership and the managed accounts over which the Reporting Person has investment discretion have come from the Partnership's working capital or each account's


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         own funds or from margin loans entered into in the
         ordinary course of business.

Item 4.  Purpose of Transactions
         _______________________

         No Change.

Item 5.  Interest in Securities of Issuer
         ________________________________

         As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 731,350 Shares. Based on information received from the Issuer, there are believed to be 15.8 million Shares outstanding. Therefore, the Reporting Person is deemed to beneficially own 4.6% of the outstanding Shares. The Reporting Person ceased to be the beneficial owner of more than 5% of the Shares outstanding on December 31, 1996. The Reporting Person has the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that he is deemed to beneficially own. All transactions in the Shares effected by the Reporting Person during the past sixty days were effected in open-market transactions and are set forth in Exhibit A hereto.

Item 6.  Contracts, Arrangements, Understandings or Relation-
         ships with Respect to Securities of the Issuer
         ____________________________________________________

         No Change.

Item 7.  Material to be Filed as Exhibits
         ________________________________

         A description of the transactions in the Shares that were effected by the Reporting Person during the past
         60 days is filed herewith as Exhibit A.















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         Signature



         The undersigned, after reasonable inquiry and to the

best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.





                                     /s/ Richard L. Chilton, Jr.
                                  ______________________________



January 10, 1997

































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00511001.AR4



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                                                        Exhibit A
                                                        _________


                    SCHEDULE OF TRANSACTIONS
                    ________________________


  Date             Shares Sold            Price Per Share
  ____             ___________            _______________

12/31/96            127,000                   $13.604

12/31/96              5,500                    13.565







































00511001.AR4